NASDAQ:HUGE CSE:HUGE FRA:0K9A

October 28, 2021

FSD PHARMA

Dear Fellow Shareholders,


Today there is no cure for Multiple Sclerosis

FSD PHARMA ("HUGE") IS TRYING TO CHANGE THIS FOR MILLIONS OF PEOPLE

Today there is no cure for Multiple Sclerosis ("MS").

Today there is no cure for Depression.

FSD PHARMA (NASDAQ:HUGE) IS WORKING TO CHANGE THAT THROUGH ITS RECENT ACQUISITION OF LUCID PSYCHECEUTICALS INC. "LUCID"

With this transaction comes exciting new additions to our biotechnology pipeline, representing what we believe to be a major step towards fulfilling our mission to deliver some of the most promising treatments for **TOTAL BRAIN HEALTH**.

Working with excellent minds in medicine and science at the University Health Network (UHN), the largest health research organization in Canada, we are focused on developing cutting-edge therapies for some of the hardest-to-treat diseases.

If you have a loved one or friend suffering with MS, you know the challenges they face today with current treatments and medicine. Similarly, if you are close to someone struggling with Depression, you know how hard it can be for them and their caregivers to find effective therapies. Even worse, MS can often cause Depression and Anxiety.

In addition to their negative impacts on the quality of patients' lives, these two conditions represent large and growing economic burdens on society. MS represents an estimated US $23 billion annual treatment market[1], while Depression sits at approximately US $16 billion per year[2].

1. https://www.alliedmarketresearch.com/multiple-sclerosis-market

2. https://www.globenewswire.com/news-release/2019/05/15/1825506/0/en/Anxiety-Disorder-and-Depression-Treatment-Market-To-Reach-USD-18-90-Billion-By-2026-Reports-And-Data.html

Today there is no cure for Depression



FSD Pharma will target Major Depressive Disorders through its psychedelic molecule Lucid-Psych

LUCID ACQUISITION IMMEDIATELY EXPANDS OUR FSD-PEA BIOTECH PIPELINE

Lucid has developed two unique drug candidates, which are complementary to our existing FSD-PEA (also known as FSD-201) drug candidate:

1) Lucid-MS for the treatment of MS;
and
2) LUCID-Psych targeting Depression.

Lucid-MS is a patented new chemical entity (meaning it is new and has never been used before) for MS that was developed over many years by doctors, scientists and researchers at the UHN. Lucid recently exclusively licensed Lucid-MS from the UHN.

WHY IS THIS IMPORTANT?

We believe all approved MS drugs today have been designed to target the immune system in one way or another because the general view in the medical world has been that MS is an autoimmune disease. The Lucid scientific team thinks differently. We believe that therapeutic applications involving Lucid-MS could be disease modifying by possibly reversing and protecting neurodegeneration without interacting with the immune system. What does this mean? Typically, a person with MS will lose control of their muscles over time (due to neurodegeneration), often making it difficult to maintain their balance when walking and/or performing delicate tasks with their hands. We believe Lucid-MS could be complementary to existing MS therapies, assisting people in a life-changing way by regaining the function they may have lost.

THE DISCOVERY OF LUCID-PSYCH MAY BE A GAME-CHANGER IN FIGHTING DEPRESSION

Now tie in depression. We believe Psychedelics have the potential to treat mental illnesses in ways they have not been addressed before.

LUCID-Psych is not LSD, MDMA, Ketamine, Psilocybin, nor DMT. While it is a psychedelic-based medicine, LUCID-Psych was discovered using a state-of-the-art Artificial Intelligence screening system, and has been identified by the Lucid team for accelerated development due to its unique pharmaceutical properties and treatment potential in depression.

OVER USD $54.1 million current assets on the balance sheet as of June 30, 2021

FSD PHARMA ("HUGE") intends to approach brain disorders and treat them in a totally different unique manner we call TOTAL BRAIN HEALTH

We will unveil LUCID-Psych in the coming months when we are ready to submit our Investigational New Drug Application to the U.S. Food and Drug Administration.

In addition to expanding our existing FSD-PEA pipeline, the acquisition of Lucid to FSD brought a highly capable clinical research and development team with access to UHN research, as well as from other world-class organizations. I am pleased to welcome Dr. Lakshmi Kotra, Senior Scientist at Krembil Brain Institute, University Health Network (UHN), and Professor of Medicinal Chemistry at the University of Toronto as CEO of our new Lucid subsidiary to head up all of our biotechnology efforts and operations. His team has already started to lay the groundwork for the initiation of clinical trials of Lucid-MS and LUCID-Psych in 2022.

As excited as we are about the Lucid acquisition, we are not stopping there. We are currently analyzing what disease to best target with FSD PEA and will announce a plan shortly. We have a strong balance sheet, with over USD 54.1 million in current assets as at June 30, 2021, and continue to look for additional unique investment and acquisition opportunities that are on the leading edge of medicine.

We invite you to follow our progress through this new chapter for our company. More information about us can be found on our:

website www.fsdpharma.com

facebook www.facebook.com/fsdpharma

twitter www.twitter.com/fsdpharma

Comparable Companies with Similar Drug Candidate Targets

Approximate Market Capitalization as of October 8, 2021

Company	Symbol	Market Cap	PEA	Psychedelics	Multiple Sclerosis
Atai Life Sciences	ATAI	$ 1.94 Billion		✓	
COMPASS Pathways	CMPS	$ 1.31 Billion		✓	
Eliem Therapeutics	ELYM	$ 372 Million	✓		
Medicinova Inc.	MNOV	$ 178 Million			✓
Longboard Pharmaceuticals Inc.	LBPH	$ 156 Million			✓
FSD Pharma	HUGE	$ 60 Million	✓	✓	✓

Thank you for your continuing support as we advance our unique drug development company.

Sincerely,
Anthony Durkacz
Interim CEO

FSD PHARMA INC. DISCLAIMER

The information contained in this presentation has been prepared by FSD Pharma Inc. ("FSD" or "the Company" or "HUGE") and contains information pertaining to the business, operations, assets and prospects of the Company. The information contained in this presentation (a) is provided as at the date hereof, unless otherwise stated, and is subject to change without notice, (b) does not purport to contain all the information that may be necessary or desirable to fully and accurately evaluate an investment in the Company, and (c) is not to be considered as a recommendation by the Company that any person make an investment in FSD. Other than as may be required by applicable laws, the Company is under no obligation to update any information included in this presentation. An investment in the securities of the Company is speculative and involves a number of risks. Other than as may be authorized by the Company upon request, this presentation may not be reproduced, in whole or in part, in any form or forwarded or further distributed to any other person. Any forwarding, distribution or reproduction of this presentation in whole or in part is unauthorized. The Company takes no responsibility for, and provides no assurance as to the reliability of, any information that others may give readers of this presentation.

All references to $ or "dollar" in this presentation are references to USD, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are "forward-looking statements." Often, but not always, forward-looking statements can be identified by the use of words such as "target", "objectives", "plans", "expects" or "does not expect", "expected", "scheduled", "estimates", "intends", "anticipates", "hopes", "planned", "budget", "forecasts", "potential" or "believes", or variations of such words and phrases, or states that certain actions, events or results "may", "could", "would", "might", "potentially", "will continue", or "will" be taken, occur or be achieved. Forward-looking statements contained in this presentation include expectations regarding the timing and results of the Company's focus on the development of its drug candidates; the timing of the Company's submission of the Investigational New Drug Application to the U.S. Food and Drug Administration, if at all; the effects of the Company's drug candidates on humans, illnesses, diseases and symptoms; the potential and efficacy of the Company's drug candidates as a complement to existing therapies; the Company's business plans, including the targeting of major depressive disorders through its drug candidates and its unique approach to brain disorder treatment; and the timing of any announcement of the Company's plans in relation to any targeted diseases with FSD PEA, if at all. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: risks and uncertainties related to the recent outbreak of COVID-19 and the impact it may have on the global economy, risks and uncertainties related to drug development, including the risks that drug candidates may not prove to be safe or effective at any stage of clinical assessment, the ability to raise sufficient capital to advance the business of the Company and to fund planned operating and capital expenditures and acquisitions; achieving the anticipated results of the Company's strategic plans; the Company's limited operating history; inability to effectively manage growth; increasing competition in the industry; loss of key employees; public perception of the Company's drug candidates; the failure or delay to receive any regulatory approvals related to the Company's drug candidates; the lack of suitable investment or acquisition opportunities and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company's annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading "Risk Factors." Any forward-looking statement contained in this presentation speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.